EXHIBIT 99.1

NEW FOUND GOLD CONTINUES TO STRENGTHEN MANAGEMENT TEAM

Vancouver, BC, February 18, 2025 - New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the appointment of Dr. Fiona Childe (Ph.D., P.Geo.) as Vice President, Communications and Corporate Development, Dr. Jared Saunders (Ph.D., CRSP, EP) as Vice President, Sustainability, and Robert Assabgui (P.Eng.) as Study Manager. All appointments are effective immediately.

Keith Boyle, CEO of New Found, stated: “On behalf of the board, I am excited to welcome Fiona and Robert to the New Found team and congratulate Jared on his promotion. We have a lot planned for the coming year, beginning with the release of a maiden mineral resource estimate for the Queensway Project in early Q2/25 and a preliminary economic assessment later in Q2/25. Fiona, Jared and Robert will each play an instrumental role with the Company as we achieve these and future milestones.”

“As Vice President, Communications and Corporate Development, Fiona brings a wealth of technical and corporate knowledge to the Company. She will leverage her extensive experience and industry network to help grow New Found. Jared, a proud Newfoundlander, has over a decade of experience in Newfoundland and Labrador, including as Director of Environment and Regulatory Affairs with New Found since 2023. Jared’s background and experience make him uniquely qualified to step into the new role of Vice President, Sustainability, a role which aligns with our commitment to and focus on the environment and sustainability. Robert begins at a pivotal time, as we advance towards the release of the first economic assessment of the Queensway Project.” continued Mr. Boyle.

In addition, Greg Matheson, Chief Operating Officer, has resigned, effective February 28, 2025. While stepping down from his current role, Mr. Matheson will continue to support the Company as an Advisor.

“We sincerely thank Greg for his dedication and contributions over the past years. Greg has been instrumental in leading the Queensway Project since 2018, playing a key role in its discovery, advancement and success. His expertise and leadership will remain valuable as we navigate this period, and we appreciate his willingness to support us as an advisor, ensuring a smooth transition,” remarked Mr. Boyle.

Lastly, Ron Hampton, Chief Development Officer, will step down effective immediately. The Company thanks Mr. Hampton for his contributions and wishes him well in his future endeavours.

Dr. Fiona Childe

Vice President, Communications and Corporate Development

Fiona Childe (Ph.D., P.Geo.) has over 25 years’ experience in the mining industry, starting as an exploration geologist and subsequently focusing on capital markets, corporate development and shareholders communications. Throughout her career she has consulted to and held senior management positions with Canadian-listed exploration, development and mining companies, with a primary focus on gold. She has worked on projects throughout Canada, the Caribbean, Latin America, Africa, Asia and Australia. She recently consulted to Mineros S.A. through its successful IPO on the Toronto Stock Exchange (TSX) and previously served as Vice President, Corporate Communications at Tau Capital Corp. through the acquisition of AfriOre Limited by Lonmin plc. She completed the first Ph.D. in Geology with the Mineral Deposit Research Unit at the University of British Colombia and is a P.Geo. (Ontario).

Dr. Jared Saunders

Vice President, Sustainability

Jared Saunders (Ph.D., CRSP, EP) has over two decades of experience in environmental sciences and chemistry, backed by a Ph.D. in Environmental Sciences from the Royal Military College of Canada. His distinguished career began in the Canadian Military, providing a strong foundation for his subsequent transition to the consulting sector. As a Senior Environmental Scientist with a leading global sustainable engineering, architecture and environmental consulting firm Jared led projects in environmental risk assessment and contaminated site management.  Over a decade ago, Jared returned to his Newfoundland and Labrador roots and joined Vale Newfoundland and Labrador, managing the environmental departments for Long Harbour and Voisey’s Bay. In 2023, Jared joined New Found as Director of Environment & Regulatory Affairs, overseeing environmental permitting, compliance, baseline studies, and regulatory processes. Jared is dedicated to implementing top environment, social and governance practices and building positive and transparent relationships with team members, local and Indigenous communities, regulators, and stakeholders.

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

Mr. Robert Assabgui

Study Manager

Robert Assabgui (B.Eng., P.Eng.) is an accomplished senior operations executive and manager with expertise in project management and engineering within the mining industry. He has worked in a variety of roles in engineering, operations, project delivery and executive management. Robert started his career at Inco Ltd. (subsequently Vale Canada Ltd.) and progressed to the Director of Mines, accountable for six mines, the concentrator and the Mines Technical Services Department. In 2017, Rob joined Hudbay Minerals Inc. as Vice President of Technical Services, and subsequently Vice President of the Manitoba Business Unit. He successfully positioned the business unit to transition the Snow Lake operations into a primary gold producer, with the refurbishment and start up of the New Britannia Gold Mill, and the closure of the Flin Flon Operations. He was more recently Study Manager for Reunion Gold Corporation at the Oko West Project up to its acquisition by G Mining Ventures Corp. in 2024.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Keith Boyle

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found, please visit the Company’s website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe

Vice President, Communications and Corporate Development

Phone: +1 (845) 535-1486

Email: contact@newfoundgold.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the Company’s plans for the coming year; the initial mineral resource estimate and preliminary economic assessment for the Queensway Project and the timing thereof; the benefits of the management changes; exploration, drilling and mineralization on the Queensway Project; plans for future exploration and drilling; and the merits of the Queensway Project. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “encouraging”, “pending”, “potential”, “goal”, “objective”, “opportunity”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to complete the initial mineral resource estimate and preliminary economic assessment, the results and timing of the initial mineral resource estimate and preliminary economic assessment, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC